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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                     FORM 12B-25

                                                COMMISSION FILE NUMBER 000-22690

                             NOTIFICATION OF LATE FILING

                                     (Check One):
[ X ] Form 10-K     [  ]  Form 11-K     [  ]  Form 20-F     [  ]  Form 10-Q

For Period Ended:  December 31, 1997

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


______________________________________________________________________________

______________________________________________________________________________


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PART I- REGISTRANT INFORMATION

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Full Name of Registrant: CONSOLIDATED STAINLESS, INC.
                         -----------------------------------------------------

Former Name if Applicable:
                           ---------------------------------------------------

Address of Principal Executive Office (Street and Number):1601 EAST AMELIA
                                                          -----------------
STREET
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City, State and Zip Code: ORLANDO, FLORIDA  32803
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PART II - RULE 12B-25(b)AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[   ]     (b)  The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
               or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.


THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997 CANNOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD DUE TO THE FACT THAT THE COMPANY FILED A PETITION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE IN DELAWARE ON DECEMBER 15, 1997 (CASE NO. 97-2593), AND THE PREPARATION AND FILING OF THE FORM 10-K AT THIS TIME WOULD CAUSE THE COMPANY AN UNDUE HARDSHIP ON ITS LIMITED PERSONNEL AND FINANCIAL RESOURCES. ON MARCH 20, 1998, THE COMPANY FILED A NO-ACTION LETTER WITH THE OFFICE OF THE CHIEF COUNSEL, DIVISION OF CORPORATION FINANCE OF THE COMMISSION (THE "NO-ACTION LETTER"), REQUESTING THAT THE STAFF NOT RECOMMEND ENFORCEMENT ACTION IF THE COMPANY FOLLOWED THE MODIFIED REPORTING REQUIREMENTS OUTLINED THEREIN DURING THE PENDENCY OF THE BANKRUPTCY CASE. AS OF TODAY, WE UNDERSTAND FROM THE STAFF THAT REVIEW OF THE NO-ACTION LETTER IS PENDING AND THAT THE COMPANY WILL PROBABLY NOT RECEIVE A RESPONSE TO ITS REQUEST PRIOR TO APRIL 30, 1998.

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PART IV - OTHER INFORMATION

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(1)  Name and telephone number of person to contact in regard to this notification:

          DANIEL A. RASHY          (407)                    896-4000
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               (Name)           (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                                  [ X ]     Yes  [   ]     No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ X ]     Yes  [   ]     No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
          The Company reported a net loss, after taxes, of $2,749,015 for the fiscal year ended 1996 and it anticipates that its net loss after taxes for the fiscal year ended 1997 will be approximately $7,707,000. This change is primarily attributable to narrower gross profit margins resulting from a decline in stainless steel prices, the write-down of goodwill, the re-evaluation of the deferred tax asset account, higher interest costs and the write-off of deferred loan costs due to the Company's refinancing of its bank debt as a result of the Company's bankruptcy filing.

                             CONSOLIDATED STAINLESS, INC.
                             ----------------------------
                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 1998                        By: /s/ Daniel A. Rashy
                                                -----------------------
                                                Daniel A. Rashy
                                                Controller


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